SECU[...] 08030433 [...]ION
Washington, D.C. 20549

AB
3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 49205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 310-300-0830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/14/08

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 7th DAY OF February 2008
BY Robert E. Davis Jr.

NOTARY PUBLIC

Notary Public

Signature

Managing Partner

Title

PATTI ANN LAVINE
Commission # 1741682
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

TRITON PACIFIC CAPITAL, LLC
2029 CENTURY PARK EAST, SUITE 2910
LOS ANGELES, CALIFORNIA 90067

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2007 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2007 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 25, 2008

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 3,542,860
Commissions receivable	8,386,360
Other receivables	56,734
Other assets and deposits	300
Prepaid expenses	22,223
Furniture, fixtures and equipment, net of accumulated depreciation of $83,192	0
TOTAL ASSETS	$12,008,477

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 21,661
Accrued income taxes	11,790
Bonus payable	1,534,213
TOTAL LIABILITIES	$ 1,567,664
MEMBER'S EQUITY	10,440,813
TOTAL LIABILITIES AND MEMBER'S EQUITY	$12,008,477

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions income	$12,919,443
Retainer income	320,000
Reimbursed expenses	189,892
Interest and other income	1,038,833
TOTAL REVENUES	14,468,168
OPERATING EXPENSES - see page 10	4,972,249
INCOME BEFORE INCOME TAX PROVISION	9,495,919
INCOME TAX PROVISION	12,590
NET INCOME	$ 9,483,329

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, December 31, 2006	$ 2,985,093
Net income	9,483,329
Distributions	(2,027,609)
Balance, December 31, 2007	$ 10,440,813

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 9,483,329
Depreciation	0
Changes in operating assets and liabilities:	
Commission receivable	(5,600,571)
Other receivable	(56,734)
Bonus payable	1,534,213
Accrued expenses	1,808
Accrued income taxes	5,790
Prepaid expenses	36,037
Net Cash Provided from Operating Activities	5,403,872
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Distributions	(2,027,609)
Net increase in cash	3,376,263
Cash at beginning of year	166,597
Cash at end of year	$ 3,542,860

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest paid	$ 7,679
State taxes paid	$ 14,290

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company sells various investments and provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

Shared Expenses
As co-tenants occupying the same office space, TPC and Triton Pacific Capital Partners, LLC (TPCP) share a few expenses. There is no ownership interest between members of TPC and TPCP.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity
For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents. At December 31, 2007 the Company had $509,170 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

Income Taxes - LLC
The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2007, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $11,790.

NOTE3 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non cancelable lease which commenced October 1, 2003 and expires March 31, 2009.The future minimum lease expenses are:

2008	$ 227,425
2009	58,126
	$ 285,551

The Company's share of the leased space and liability is only 38%. The other 62% is leased by its co-tenant, TPCP. TPCP and TPC have no shared ownership. Both also share usage of a printer that was leased in October 2006 for a 60 month period. The Company's share of this printer is 38%. The other 62% is TPCP's responsibility. The remaining unpaid balance is $14,954. The Company's 38% portion of that obligation is $5,683.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2007, the Company had net capital of $3,189,063 which was $3,084,553 in excess of its required net capital requirement of $104,510. The Company's ratio of aggregate indebtedness 1,567,664 to net capital was 49%.

During calendar year 2007 the Company's net capital requirement was reduced from $50,000 to $5,000.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C-3-3

Triton Pacific Capital, LLC, is classified under SEC Rule 17a-3 and 17a-4 as an Introducing Broker-Dealer. An Introducing Broker Dealer is defined as a broker dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company. The clearing company carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Despite its classification under SEC Rule 17a-3 and 17a-4 as a Introducing Broker-Dealer, Triton Pacific Capital, LLC, does not have access to any customers accounts, trades, securities or customer cash and thus does not use any clearing transactions services or any services by other brokers dealers.

Therefore, Triton Pacific Capital, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$10,440,813
Nonallowable assets:		
Commissions receivable	$7,171,592	
Other receivables	56,734	
Other assets	300	
Prepaid expenses	22,223	7,250,849
Haircut – money market		901
NET CAPITAL		$ 3,189,063
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 104,510
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 104,510
EXCESS CAPITAL		$ 3,084,553
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 3,032,297
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 1,567,664
Percentage of aggregate indebtedness to net capital		49%

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited net capital	$ 3,189,064
Rounding	(1)
Audited Net Capital	$ 3,189,063

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Automobile expense	$ 19,502
Bonuses	2,969,543
Dues and subscriptions	32,784
Employee benefits	15,607
Insurance	5,299
Interest expense	7,679
FINRA fees and assessments	20,903
Office expense	37,403
Outside services	198,852
Parking	14,769
Postage and delivery	4,804
Printing and reproduction	17,820
Professional fees	242,719
Rent	81,267
Salaries and wages	1,004,600
Seminars	63,867
Taxes & licenses	74,909
Telephone	21,699
Travel and entertainment	127,025
All other expenses	11,198
Total operating expenses	$4,972,249

See accompanying notes to the financial statements.

PART II

TRITON PACIFIC CAPITAL, LLC

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Triton Pacific Capital, LLC (the "Company") for the year ended December 31, 2007 (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Triton Pacific Capital, LLC
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 25, 2008

END